Exhibit 21.1

List of Subsidiaries

Upon consummation of the Business Combination, NYB Holdings Limited. will directly or indirectly hold the following subsidiaries:

●	NYB Pte. Ltd.

●	Nanyang Biologics Pte. Ltd.

●	NYB.IP.AIDD Pte. Ltd.

●	NYB.IP.Therapeutic Pte. Ltd.

●	NYB Nutraceuticals Pte. Ltd.

●	NYB Therapeutic Pte. Ltd.

●	NYB.AI Pte. Ltd.

●	Nanyang Biologics (Hong Kong) Limited